Exhibit 99.4

                           Memorandum of Agreement

Robert and Susan Mohr (Mohr) and Palm Desert Art, Inc. (Palm) have previously entered into an agreement for the merger of RM&M Framemakers, Inc. (RMM) into R.M.M. Acquisition, Inc. (RAI) dated August 5. 1998. As part of the transaction certain assets of RAI know as the Heart of America Assets were pledged to Mohr as security for the transaction and a UCC-1 was filed to perfect that security interest. In settlement of various disputes that have arisen as a result of such transaction, the parties hereby agree to the following:

1. Mohr will receive back the Heart of America assets and all inventories in all locations pursuant to a Bill of Sale "in lieu of" in satisfaction of their perfected UCC-1 security interest.

2. Mohr will receive from Palm or RAI, as appropriate a reassignment of such leases as are necessary form Mohr to continue the operation of the Heart of America business.

3. Mohr will grant a general Release to RAI and Palm, and RAI and Palm will similarly give a General Release to Mohr, including but not limited to the restrictive covenants.

4. At the time of the delivery of the above described documents, Mohr will return to Palm all but 75,000 shares of the Palm Desert Art, Inc. stock currently owned by them. The remaining 75,000 shares of that stock will be returned upon either upon receipt by Mohr of proof that all Key Bank loans to RMM, RAI or Palm, for which Mohr (or either of them) are personally liable, have been paid and the Mohrs have received enforceable releases from Key Bank or ninety (90) days after the reconveyance of the Heart of America Assets, whichever is later.

5. Mohr agrees to permit Palm to represent the Heart of America line in the states of Arizona, Oregon, Washington, and Colorado and others as mutually agreed upon. As sales representative, Palm will receive a sales commission of 15% on all sales of framed prints generated by Palm for which Mohr has received payment. Mohr also agrees to pay Palm an additional. fee of 10% (up to a total of $188,000) of these sales for territorial development considerations.

6. Mohr will continue to collect any remaining RAI accounts receivable (approximately $30,000) on behalf of RAI and will use such collected funds exclusively for the payment of RAI vendors. Invoices to be paid will be selected by Mohr from the list of outstanding payables supplied by Palm and/or RAI.

7. This agreement shall be effective as of January 17, 1999. While it is understood that the legal documents needed to complete the retransfer of assets will not be completed until after that date, the parties agree that Mohr may operate the stores and wholesale business as of that date ant that all business transacted after that date shall belong to and shall be the obligation of Mohr or such entity as Mohr creates to operate the business.


Palm Desert Art, Inc.                  /s/ Robert Mohr
                                       ---------------
                                           Robert Mohr
By: /s/ Hugh G. Pike
    ----------------
    Hugh G. Pike, Pres.


R.M.M. Acquisition, Inc.


By: /s/ Hugh G. Pike                   /s/ Susan Mohr
    ----------------                   --------------
    Hugh G. Pike, Pres.                    Susan Mohr